Exhibit 99.1

For Immediate Release: December 16, 2024

Attention: Business Editors

VERSABANK PRICES OFFERING OF COMMON SHARES

The Base Shelf Prospectus is accessible, and the Final Prospectus Supplement will be accessible within two business days, on SEDAR+ and on EDGAR

LONDON, ON/CNW – VersaBank (Nasdaq:VBNK; TSX:VBNK) (the “Bank”) today announced the pricing of its previously announced public offering of 5,660,378 common shares (the “Offering”) at a price to the public of US$13.25 per share. The gross proceeds from the Offering, before underwriting discounts and offering costs, are expected to be US$75,000,009.

The Bank has also granted the Underwriters (as defined below) an over-allotment option to purchase up to an additional 15% of the common shares to be sold pursuant to the Offering (the “Over-Allotment Option”). The Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement (the “Final Prospectus Supplement”) relating to the Offering.

The Bank expects that the net proceeds from the Offering will be used for general banking purposes and will qualify as Common Equity Tier 1 capital for the Bank.

The closing of the Offering is subject to a number of customary closing conditions, including the listing of the common shares on the Nasdaq and TSX, and any required approvals of each exchange, and is expected to occur on or about December 18, 2024. Raymond James & Associates, Inc. is acting as the sole bookrunning manager, and Keefe, Bruyette & Woods, A Stifel Company, and Roth Canada, Inc. are acting as co-managers for the Offering (collectively, the “Underwriters”).

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

The Bank has filed a preliminary prospectus supplement dated December 16, 2024 (the “Preliminary Prospectus Supplement”), and will file the Final Prospectus Supplement, to its short form base shelf prospectus dated November 22, 2024 (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Preliminary Prospectus Supplement has also been filed, and the Final Prospectus Supplement will be filed, with the U.S. Securities and Exchange Commission (the “SEC”) as a supplement to the Bank’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. Access to the Base Shelf Prospectus, the Final Prospectus Supplement, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment thereto. The Base Shelf Prospectus and the Preliminary Prospectus Supplement are, and the Final Prospectus Supplement will be (within two business days of the date hereof), accessible on SEDAR+ at www.sedarplus.ca, and copies of the Registration Statement and the Preliminary Prospectus Supplement are, and the Final Prospectus Supplement will be, accessible on EDGAR at www.sec.gov. An electronic or paper copy of the Base Shelf Prospectus, the Registration Statement, the Final Prospectus Supplement (when filed), and any amendment to the documents may be obtained without charge, from Raymond James & Associates, Inc., Attention: Equity Syndicate – 880 Carillon Parkway, St. Petersburg, Florida. Telephone: (800) 248-8863 or e-mail: prospectus@raymondjames.com by providing the contact with an email address or address, as applicable. Prospective investors should read the Base Shelf Prospectus, the Registration Statement and the Final Prospectus Supplement (when filed) before making an investment decision.

About VersaBank

VersaBank is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In March 2022, VersaBank launched its unique Receivable Purchase Program (“RPP”) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the terms of the Offering, the expected closing of the Offering and the proposed use of proceeds. Words such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” are intended to identify forward-looking statements.

These forward-looking statements by their nature require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and U.S. economies in general and the strength of the local economies within Canada and the U.S. in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive. Although the Bank believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent the Bank’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com